May 7, 2019

Gregory R. Friedman
Chief Financial Officer
Corteva, Inc.
974 Centre Road
Wilmington, DE 19805

       Re: Corteva, Inc.
           Registration Statement on Form 10-12B
           Filed October 18, 2018
           File No. 001-38710

Dear Mr. Friedman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    Brian V. Breheny